Form 40-F
period 2024-12-31
Collective Mining Ltd.
filed 2025-03-26
CIK 1953575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-42170

Collective Mining Ltd.

(Exact name of Registrant as specified in its charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

82 Richmond Street East, 4th Floor
Toronto, Ontario
Canada, M5C 1P1
(416) 451-2727

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
122 E. 42nd Street, 18th Floor
New York, New York 10168
(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares without par value	CNL	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 77,602,208 Common Shares issued and outstanding as of December 31, 2024.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards)” provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Collective Mining Ltd. (the “Registrant” or the “Company”) is a Canadian issuer that is permitted under the multi-jurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are incorporated herein by reference into this Annual Report:

A. Annual Information Form of the Company for the year ended December 31, 2024 (the “AIF”).

B. Audited Consolidated Financial Statement of the Company for the years ended December 31, 2024 and 2023, including the reports of independent public registered accounting firm with respect thereto (the “Audited Financial Statements”).

C. Management’s Discussion and Analysis of the Company for the year ended December 31, 2024 (the “MD&A”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 13 of the AIF, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 20 of the MD&A, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Exchange Act, and Section 27A of the Securities Act, applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Contractual or Other Obligations” in this Annual Report. Please also see “Cautionary Statement Regarding Forward Looking Information” beginning on page 1 of the AIF and “Caution Regarding Forward-Looking Information” beginning on page 37 of the MD&A. Except as required by applicable law, the Company does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Annual Report uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian securities administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Annual Report and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its Audited Financial Statements, which are filed with this Annual Report, and incorporated herein by reference, in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively, IFRS Accounting Standards), and which are not comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts in this Annual Report (or in documents incorporated herein by reference) are in United States dollars.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective.

B. Management’s report on internal control over financial reporting. The information provided in the section entitled “Internal Control Over Financial Reporting And Disclosure Controls And Procedures” in the MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Under Section 3 of the Exchange Act, as a result of the enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Company qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s board of directors (the “Board”) has established a separately-designated audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are Jasper Bertisen (Chair), Maria Constanza García Botero and Ashwath Mehra.

The charter of the audit committee is attached as Appendix “A” to the AIF which is filed as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least one “audit committee financial expert” (as such term is defined in Form 40-F) serving on its audit committee. The Board has determined that Ashwath Mehra is an audit committee financial expert and is “independent” (as such term is defined under the rules of the NYSE American).

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics, as amended, (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers or implicit waivers granted in respect of the Code during the fiscal year ended December 31, 2024. The Code was previously filed with the SEC, is available for viewing on the Company’s website at www.collectivemining.com and is available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Paul Begin at p.begin@collectivemining.com, telephone: (416) 451-2727. Alternatively, requests may be sent by email to 82 Richmond Street, 4th Floor, Toronto, Ontario, Canada, M5C 1P1. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Canada LLP, Ontario, Canada, PCAOB ID No. 01227, is the Company’s external auditor. The information set forth under the heading “Audit Committee Disclosure - External Auditor Service Fees (by category)” in the AIF, filed as Exhibit 99.1 to this Annual Report, is incorporated by reference herein.

PRE-APPROVAL POLICIES AND PROCEDURES

The information set forth under the heading “Audit Committee Disclosure - Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this Annual Report, is incorporated by reference herein. One hundred percent of the audit-related fees, tax fees and all other fees billed to the Company by its independent auditors were approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Contractual Obligations, Commitments and Option Agreements” in the MD&A included as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s Common Shares are listed on the NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is contained on the Company’s website at www.collectivemining.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2024, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy (referred to as the “Executive Compensation Clawback Policy”), which was revised on June 27, 2024, to comply with NYSE American listing standards and Rule10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97 to this Annual Report. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the executive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Compensation Clawback Policy to a prior restatement.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file this Annual Report arises, or transactions in said securities.

B.	Consent to Service of Process

The Company has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the SEC by an amendment to Form F-X.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on the SEDAR+ System for Electronic Document Analysis and Retrieval at www.sedarplus.ca and on the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) System at www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description
97	Executive Compensation Clawback Policy
99.1	Annual Information Form of the Company for the year ended December
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, including the related reports of independent registered accounting firm
99.3	Management’s Discussion and Analysis for the year ended December 31, 2024
99.4	Certification of President and Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of BDO Canada LLP
99.9	Consent of Stewart D. Redwood, FIMMM, FGS
99.10	Consent of David J. Reading
99.11	Consent of John Wells
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2025	COLLECTIVE MINING LTD.

	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary