Form 40-F
period 2025-12-31
Collective Mining Ltd.
filed 2026-03-31
CIK 1953575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number 001-42170

Collective Mining Ltd.

(Exact name of Registrant as specified in its charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

The Registrant had 92,537,998 Common Shares issued and outstanding as of December 31, 2025.

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are incorporated herein by reference into this Annual Report:

A. Annual Information Form of the Company for the year ended December 31, 2025 (the “AIF”).

B. Audited Consolidated Financial Statement of the Company for the years ended December 31, 2025 and 2024, including the reports of independent public registered accounting firm with respect thereto (the “Audited Financial Statements”).

C. Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the “MD&A”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 17 of the AIF, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 23 of the MD&A, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Exchange Act, and Section 27A of the Securities Act, applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Contractual or Other Obligations” in this Annual Report. Please also see “Cautionary Statement Regarding Forward Looking Information” beginning on page 3 of the AIF and “Caution Regarding Forward-Looking Information” beginning on page 42 of the MD&A. Except as required by applicable law, the Company does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

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

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least one “audit committee financial expert” (as such term is defined in Form 40-F) serving on its audit committee. The Board has determined that each of Ashwath Mehra and Jasper Bertisen are audit committee financial experts and are “independent” (as such term is defined under the rules of the NYSE American).

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics, as amended, (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers or implicit waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code was previously filed with the SEC, is available for viewing on the Company’s website at www.collectivemining.com and is available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Paul Begin at p.begin@collectivemining.com, telephone: (416) 451-2727. Alternatively, requests may be sent by email to 82 Richmond Street, 4th Floor, Toronto, Ontario, Canada, M5C 1P1. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Canada LLP, Ontario, Canada PCAOB ID No. 01227, is the Company’s external auditor. The information set forth under the heading “Audit Committee Disclosure - External Auditor Service Fees (by category)” in the AIF, filed as Exhibit 99.1 to this Annual Report, is incorporated by reference herein.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2025, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy (referred to as the “Executive Compensation Clawback Policy”), which was revised on June 27, 2024, to comply with NYSE American listing standards and Rule10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97 to this Annual Report. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the executive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Compensation Clawback Policy to a prior restatement.

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

EXHIBIT INDEX

Exhibit Number	Description
97	Executive Compensation Clawback Policy
99.1	Annual Information Form of the Company for the year ended December
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2023, including the related reports of independent registered accounting firm
99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of BDO Canada LLP (PCAOB ID #01227)
99.9	Consent of Stewart D. Redwood, FIMMM, FGS
99.10	Consent of David J. Reading
99.11	Consent of John Wells
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2026	COLLECTIVE MINING LTD.

	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary